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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                          NEW MEDIUM ENTERPRISES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   640704E104
                                 (CUSIP Number)

                                 APRIL 20, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 640704E104
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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only). Passy Holding

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)  X

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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization:   Panama

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          5.   Sole Voting Power:   2,330,000*

          ----------------------------------------------------------------------
          6.   Shared Voting Power:

          ----------------------------------------------------------------------
          7.   Sole Dispositive Power:   2,330,000*

          ----------------------------------------------------------------------
          8.   Shared Dispositive Power

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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,330,000 *

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     10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)

--------------------------------------------------------------------------------

     11.  Percent of Class Represented by Amount in Row (11): 16.4% *

--------------------------------------------------------------------------------

     12.  Type of Reporting Person (See Instructions):  CO

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

     (a)  Name of Issuer: New Medium Enterprises, Inc.

     (b) Address of Issuer's Principal Executive Offices : 4706 18th Avenue, Brooklyn, New York 11219

Item 2.

     (a)  Name of Person Filing: Passy Holding

     (b)  Address of Principal Business Office or, if none, Residence:
          Shimmelstrasse 1, Zurich, Switzerland

     (c)  Citizenship: Panama

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number: 640704E104

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) [ ] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 2,330,000*

     (b)  Percent of class: 16.4%*

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote 2,330,000*

          (ii) Shared power to vote or to direct the vote __________________.

          (iii) Sole power to dispose or to direct the disposition of 2,330,000*

          (iv) Shared power to dispose or to direct the disposition of
               _______________.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

* These 2,330,000 common stock purchase warrants owned by Passy Holdings are subject to an agreement with the Issuer whereby Passy Holdings is not permitted to exercise warrants at any time which could result in Passy Holdings owning more than 9.99% of the common stock of the Company.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. - N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company - N/A

Item 8. Identification and Classification of Members of the Group - N/A

Item 9. Notice of Dissolution of Group - N/A

Item 10. Certification

          (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    7/26/01
                    Date

                    /s/ Israel Bornstein
                    Signature

                    Passy Holding, By: Israel Bornstein, Director
                    Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)